

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405**

September 28, 2006

Mr. Robert Castaigne
Chief Financial Officer
Total S.A.
2, place de la Coupole
La Defense 6
92400 Courbevoie
France

> **Re:** **Total S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed April 20, 2006**
> **File No. 1-10888**

Dear Mr. Castaigne :

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Mr. Robert Castaigne
Total S.A.
September 28, 2006
page 2

Risk Factors

"*We have activities in certain countries which are subject to U.S. sanctions and our activities in Iran could lead to sanctions under relevant U.S. legislation*." – pg.6

1.   It appears the words "of mass" were inadvertently omitted from the first sentence under this heading, between "weapons" and "destruction." Please correct in future filings.

2.   To avoid any inference that ILSA authorizes the President of the United States to impose sanctions on all companies that knowingly invests $20 million or more in Iran in a 12-month period, in future filings please revise the disclosure under this heading to make clear that ILSA relates to investments of $20 million or more that directly and significantly contribute to the enhancement of Iran's ability to develop its petroleum resources.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jack Guggenheim at (202) 551-3523 if you have questions regarding these comments and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief